Exhibit (12)(b)
CONSUMERS ENERGY COMPANY
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends and Distributions
(Millions of Dollars)

	Years Ended December 31
	2007	2006	2005	2004	2003
			(b)
Earnings as defined (a)
Pretax income from continuing operations	$437	$167	$(590)	$439	$333
Exclude equity basis subsidiaries (c)	—	(1)	(1)	(1)	(42)
Include equity basis dividends received (c)	—	—	—	—	45

Fixed charges as defined, adjusted to exclude capitalized interest of $6, $10, $38, $(25), and $9 for the years ended December 31, 2007, 2006, 2005, 2004, and 2003, respectively. (d)	290	300	281	373	255

Earnings as defined	$727	$466	$(310)	$811	$591

Fixed charges as defined (a)
Interest on long-term debt	$236	$286	$305	$328	$241
Estimated interest portion of lease rental	23	8	6	4	7
Other interest charges	34	13	5	13	13
Preferred dividends and distributions	3	3	3	3	3

Fixed charges as defined	$296	$310	$319	$348	$264

Ratio of earnings to combined fixed charges and preferred dividends and distributions	2.46	1.50	—	2.33	2.24

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.
(b) For the year ended December 31, 2005, fixed charges exceeded earnings by $629 million. Earnings as defined include asset impairment charges of $1.184 billion.
(c) In 2004, we consolidated the MCV Partnership and the FMLP in accordance with Revised FASB Interpretation No. 46.
(d) For 2004, fixed charges, adjusted as defined, include $25 million of interest cost that was capitalized prior to 2004 and subsequently expensed in 2004.